SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
____________

SCHEDULE 13G
(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to Rule 13d-1(b), (c) and (d) and
Amendments Thereto Filed Pursuant to Rule 13d-2(b)

Under the Securities Exchange Act of 1934
(Amendment No. 5)

Himax Technologies, Inc.
(Name of Issuer)
Ordinary Shares, par value US$0.3 per share
(Title of Class of Securities)
43289P106
(CUSIP Number)
December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d – 1(b)

☐  Rule 13d – 1(c)

☒  Rule 13d – 1(d)

SCHEDULE 13G

CUSIP No. 43289P106	Page 2 of 9 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Biing-Seng Wu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Republic of China
Number of Shares Beneficially Owned By Each Reporting Person With	5	SOLE VOTING POWER
66,555,806 (See item 4)
	6	SHARED VOTING POWER
1,154,400 (See item 4)
	7	SOLE DISPOSITIVE POWER
66,555,806 (See item 4)
	8	SHARED DISPOSITIVE POWER
1,154,400 (See item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
67,710,206 (See item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
19.1% (See item 4)
12	TYPE OF REPORTING PERSON
IN

CUSIP No. 43289P106	Page 3 of 9 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Sanfair Asia Investments Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands
Number of Shares Beneficially Owned By Each Reporting Person With	5	SOLE VOTING POWER
36,705,036
	6	SHARED VOTING POWER
0
	7	SOLE DISPOSITIVE POWER
36,705,036
	8	SHARED DISPOSITIVE POWER
0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
36,705,036
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
10.4%
12	TYPE OF REPORTING PERSON
CO

CUSIP No. 43289P106	Page 4 of 9 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Chi-Duan Investment Co. Ld.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Republic of China
Number of Shares Beneficially Owned By Each Reporting Person With	5	SOLE VOTING POWER
29,412,096
	6	SHARED VOTING POWER
0
	7	SOLE DISPOSITIVE POWER
29,412,096
	8	SHARED DISPOSITIVE POWER
0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
29,412,096
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
8.3%
12	TYPE OF REPORTING PERSON
CO

Item 1(a).                      Name of Issuer.

Himax Technologies, Inc.

Item 1(b).                      Address of Issuer’s Principal Executive Offices.

The address of the principal executive offices of Himax Technologies, Inc. is No. 26, Zih Lian Road, Sinshih District, Tainan City 74148, Taiwan, the Republic of China.

Item 2(a).                      Name of Person Filing.

Biing-Seng Wu

Sanfair Asia Investments Ltd.

Chi-Duan Investment Co. Ltd.

Item 2(b).                      Address of Principal Business Office or, if None, Residence.

The address of the principal business office of Biing-Seng Wu is No. 26, Zih Lian Road, Sinshih District, Tainan City 74148, Taiwan, the Republic of China.

The address of the principal business office of Sanfair Asia Investments Ltd. is Akara Building, 24 De Castro Street, Wickhams Cat I, Road Town, Tortola, British Virgin Islands.

The address of the principal business office of Chi-Duan Investment Co. Ltd. is 1F, No. 70, Kaiyuan Rd., North District, Tainan City 704, Taiwan, the Republic of China.

Item 2(c).                      Citizenship.

Biing-Seng Wu is a citizen of the Republic of China.

Sanfair Asia Investments Ltd. is incorporated under the laws of the British Virgin Islands.

Chi-Duan Investment Co. Ltd. is incorporated under the laws of the Republic of China.

Item 2(d).                      Title of Class of Securities.

Ordinary Shares, par value US$0.3 per Share (the “Shares”).

Item 2(e).                      CUSIP Number.

43289P106

Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a) ☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b) ☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) ☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) ☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e) ☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f) ☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g) ☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h) ☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j) ☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k) ☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ___________

Item 4.                                Ownership.

(a), (b) and (c)

Biing-Seng Wu directly owns 438,674 Shares, representing approximately 0.1% of the outstanding Shares.  Biing-Seng Wu beneficially owns 36,705,036 Shares and 29,412,096 Shares through Sanfair Asia Investments Ltd. and Chi-Duan Investment Co. Ltd, respectively, both of which are investment companies controlled by Biing-Seng Wu.  In effect, Biing-Seng Wu has sole power to vote and dispose of 66,555,806 Shares.  In addition, Biing-Seng Wu may be deemed to have shared power to vote and dispose of 1,154,400 Shares held by certain of his children.  As a result, Biing-Seng Wu may be deemed to beneficially own an aggregate of 67,710,206 Shares, representing approximately 19.1% of the outstanding Shares.

Sanfair Asia Investments Ltd. directly owns 36,705,036 Shares, representing approximately 10.4% of the outstanding Shares.  Sanfair Asia Investments Ltd. has sole power to vote and dispose of 36,705,036 Shares.

Chi-Duan Investment Co. Ltd. directly owns 29,412,096 Shares, representing approximately 8.3% of the outstanding Shares.  Chi-Duan Investment Co. Ltd. has sole power to vote and dispose of 29,412,096 Shares.

Item 5.	Ownership of Five Percent or Less of the Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 31, 2011

By:	/s/ Biing-Seng Wu
	Name:	Biing-Seng Wu

SANFAIR ASIA INVESTMENTS LTD.
By:	/s/ Biing-Seng Wu
	Name:	Biing-Seng Wu
	Title:	Director

CHI-DUAN INVESTMENT CO. LTD.
By:	/s/ Biing-Seng Wu
	Name:	Biing-Seng Wu
	Title:	Director

Exhibit A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendment thereto) with respect to the Shares of Himax Technologies, Inc. and further agree that this agreement be included as an exhibit to such filing.  In evidence there of, each of the undersigned hereby executed this Agreement on January 31, 2011.

By:	/s/ Biing-Seng Wu
	Name:	Biing-Seng Wu

SANFAIR ASIA INVESTMENTS LTD.
By:	/s/ Biing-Seng Wu
	Name:	Biing-Seng Wu
	Title:	Director

CHI-DUAN INVESTMENT CO. LTD.
By:	/s/ Biing-Seng Wu
	Name:	Biing-Seng Wu
	Title:	Director